PINE VALLEY ANNOUNCES FISCAL 2007 FIRST QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, August 14, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) announces its results for the three months ended June 30, 2006.  The Company’s unaudited consolidated financial statements and its management’s discussion and analysis (“MD&A”) are available under the company profile on SEDAR at www.sedar.com or may be accessed through the Company web site at www.pinevalleycoal.com.

Robert (Bob) Bell, President & Chief Executive Officer of Pine Valley, will host a conference call and webcast to discuss the quarterly results on Tuesday, August 15, 2006 at 8:00 a.m. PDT / 11:00 a.m. EDT.

The call can be accessed by calling the operator at 416-695-5261 or toll free on 1-877-888-4210 prior to the scheduled start time. A playback version of the call will be available for two weeks up to August 29, 2006 at 416-695-5275 or North America toll free 1-888-509-0081, using passcode 629251.

A live webcast of the call will be available via a link at the Company’s web site -  www.pinevalleycoal.com.

Highlights of First Quarter Results

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The Company realized sales for the three months ended June 30, 2006 of $20.7 million, representing 147,319 tonnes of PCI product and 49,489 of coking coal at an average price of $104.95 per tonne (US$92.72). Significant milestones were reached during the current quarter as the one millionth tonne of PCI coal since commencement of operations was shipped in April 2006, and, in June, the Company successfully completed its first commercial shipment of coking coal to a customer in Europe.

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The Company produced 187,302 tonnes of PCI and coking coal product. Cash cost of production for product coal to the port was $82.13 per tonne.

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Operating profit for the first quarter was $1.5 million and positive cash flows of $1.4 million were realized from mining activities.

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Net income for the quarter was $83,000 or $0.00 per share.

SUMMARY – Presented in accordance with Canadian GAAP (unaudited)

(Thousands of dollars, except per unit amounts)	Three months ended June 30,
	2006	2005
Statement of operations
Revenues	$20,655	$13,474
Income from operations	$1,464	$450
Net income (loss)	$83	$(1,814)

Basic and diluted income (loss) per share	$-	$(0.03)

Coal statistics – Non GAAP
Coal production (tonnes)	187,302	206,267
Coal sales (tonnes)	196,808	180,307
Average realized US$ coal price (per tonne)	$92.72	$60.74
Average realized CDN$ coal price (per tonne)	$104.95	$74.73

Balance sheet
Total assets	$88,688	$70,139
Total liabilities	$40,227	$42,224
Shareholders’ equity	$48,461	$27,915

Results of Operations

Revenues from coal sales for the quarter ended June 30, 2006 were $20.7 million based upon 196,808 tonnes of PCI and coking coal product shipped to customers (compared to $13.5 million on 180,307 tonnes of PCI product for the three months ended June 30, 2005) representing an increase from the prior period of $7.2 million or approximately 53%. The realized average sales price for the quarter was $104.95 per tonne (US$92.72) compared to $74.73 (US$60.74) for the quarter ended June 30, 2005.

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, which includes all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its average cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, compliance and new product sampling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing this measure, the cash cost per tonne for product sold in the quarter relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $82.13 (compared to $61.74 for the preceding year). To facilitate a better understanding of this measure a reconciliation of this factor to the unaudited consolidated financial statements “mining and transportation costs” for the period ended June 30, 2006 is provided in the table below.

Non-GAAP production statistics (unaudited)
(Thousands of dollars, except per unit amounts)	Three months ended June 30,
	2006	2005

Coal sales (tonnes)	196,808	180,307
Product coal produced (tonnes)	187,302	206,267

Mining and transportation costs	$16,830	$11,664
Less: Selling and non-production costs included in mining and transportation	$(666)	$(532)

Mining, transportation and port receiving costs	$16,164	$11,132

Mining, transportation and port receiving cash costs (per tonne)	$82.13	$61.74

Total cost of operations for the quarter ended June 30, 2006, was $19.1 million compared to $13 million for the three months ended June 30, 2005. The increase in production cost is attributable to the following significant factors with regards to the mining and facility operating costs:

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Average strip ratio relating to product sold during the quarter ended June 30, 2006 was 7.82:1 compared to 7.08:1 for the quarter ended June 30, 2005. The impact of this higher strip ratio amounted to an increased cost per tonne of approximately $5.22 for the June 30, 2006 quarter. This strip ratio is based on saleable coal production and has increased due to lower than expected recoveries achieved in the washplant on fine coal compared to the Company’s Feasibility Study. The Company is currently reviewing coal mining and washing methods as well as handling procedures in order to implement improvements and revised methods so as to bring the recoveries into line with previously anticipated recovery rates as per the Feasibility Study.

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The Company’s mining contractor (Tercon Construction Ltd.) has, during the period since mining commenced, revised coal and waste mining rates. These revised rates contributed to an increase of approximately $9.37 per tonne for coal sold in the quarter ended June 30, 2006 compared to the equivalent prior period. The increased rates charged by Tercon are directly affected by the mining strip ratios and the amount charged is reflective of the prevailing strip ratios at a point in time. The increase represents an overall rate increase of approximately $1.20 per bank cubic metre of waste mined.

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Approximately $2.20 per tonne relates to increased costs as a result of the Company operating both a raw coal crushing and handling facility and a washplant during the quarter ended June 30, 2006 compared to the three months ended June 30, 2005. The crushing and handling facility was completed in February 2005 and the washplant in December 2005.

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The Company continued to incur the cost of fuel surcharges which reflect the continued high commodity cost of oil in world markets. These surcharges relate to both rail and services provided by the Company’s mining contractor. The total fuel surcharge costs in the three months ended June 30, 2006 amounted to $4.65 per tonne of product coal sold compared to $2.93 per tonne for the quarter ended June 30, 2005. These fuel surcharge costs are included in the Company’s production cost per tonne.

Selling costs for the quarter totalled $4.40 per tonne ($3.97 for the quarter ended June 30, 2005). These costs include selling commissions, port charges relating to vessel loading and costs associated with coal sampling. Selling costs were higher on a per tonne basis compared to the prior year period primarily as a result of comparatively higher commission costs based on the higher average sales price realized. Administrative costs for the three months ended June 30, 2006 include a claim lodged with the Company’s rail provider for coal lost in transit to the port by way of a derailment. The total claimed is $0.2 million and has been treated, net of production costs for the coal, as an offset to expenditures being in the nature of an insurance claim. Administrative/amortization costs totaled a combined $11.07 per tonne, excluding the impact of the rail insurance claim. ($6.06 for the three months ended June 30, 2005).The increase in administrative/amortization per tonne costs relates to the increased charges for depreciation of plant and equipment given the operation of the washplant since December 2005.

General and administrative expenses not directly related to mining operations at the Willow Creek mine totalled $1.1 million for the quarter ended June 30, 2006. This represents an increase of $0.28 million from the three months ended June 30, 2005. This overall decrease is described in further detail below.

Salaries and stock-based compensation for the quarter ended June 30, 2006 decreased by $0.25 million compared to the three months ended June 30, 2005. Stock-based compensation expense, included in the total expense, decreased by $0.35 million for the quarter compared to the prior period. This decrease resulted from the valuation calculated using the Black-Scholes method for options granted on March 21, 2006. The assumptions used in the calculation are described in Note 10 to the unaudited consolidated financial statements at June 30, 2006.

Actual salary expense increased by $0.1 million for the three months to June 30, 2006 compared to June 30, 2005 as a result of the Company’s continuing to build its capabilities through the addition of new personnel.

Office and general expenses increased from $0.1 million for the quarter ended June 30, 2005 to $0.2 million for the three months ended June 30, 2006. The increased expenditures are reflective of the increased volume of activity at the Company and specific additional areas are insurance coverage (primarily Directors and Officers liability and property insurance for the mine infrastructure).

Professional fees decreased for the quarter from $0.2 million (June 30, 2005) to $0.1 million (June 30, 2006). This decrease arose as the Company, in the prior year period, was engaged in many activities requiring the services of legal counsel (such as refinancing, negotiation of contracts relating to the operations at the Willow Creek Mine and also general consultation on corporate legal matters). There were fewer such activities during the current quarter.

Interest and financing costs decreased from $0.6 million for the quarter ended June 30, 2005 to $0.4 million for the period ended June 30, 2006. This arose as a result of the lower levels of debt carried by the Company following the repayment of term loans to Mitsui Matsushima and Marubeni Corporation in the year ended March 31, 2006.

The Company recorded a gain on foreign exchange of $0.1 million for quarter ended June 30, 2006 (loss of $0.8 million for the quarter ended June 30, 2005). As the Company’s debt consists primarily of US dollar loans, the weakening of the US dollar relative to the Canadian dollar has resulted in an unrealized exchange gain to the Company. During the quarter ended June 30, 2006, the US to Canadian dollar exchange rate moved from 1.16 to 1.12, while the prior year period ended June 30, 2005 saw the exchange rate move from 1.21 to 1.23.

The Company has recognized a future income tax expense of $46,000 for the quarter ended June 30, 2006 (June 30, 2005 – recovery of $439,000). The Company has also recognized a mining tax expense of $23,000 relating to British Columbia Mineral Taxes for mining activities at the Willow Creek mine. The Company has based these amounts on estimates with regard to the marginal tax rate at which it expects to pay taxes for the 2007 fiscal year. These estimates are subject to a variety of factors that could impact the exact marginal rate at which the Company is taxable, including, but not limited to, its ability to sustain profitable operations, the availability of its income tax loss carryforwards and other tax assets.

As a result of the foregoing, the Company realized consolidated net income for the quarter ended June 30, 2006 of $83,000 (or $0.00 per share) as compared to net loss of $1.8 million (or $0.03 per share) for the quarter ended June 30, 2005.

Liquidity, Financial Condition and Capital Resources

As at June 30, 2006, the Company had cash of $5.1 million and a working capital deficiency of $10.5 million compared to cash and a working capital deficiency of $0.8 million and $11.8 million at March 31, 2006 respectively.  This deficit reflects the classification on the entire $20.3 million of the Company’s indebtedness as a current liability at June 30, 2006. The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank” or “Bank”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the Willow Creek Coal Mine. The Company’s cash balance was higher than normal at June 30, 2006 as, under its arrangements with the Bank, cash draws on the operating line are made on a Friday, being the same day as the current period end for financial reporting purposes. Accordingly, the Company drew funds on June 30, 2006 in order to pay suppliers the following week.

On June 15, 2006, the Company’s loan from Rockside was amended such that the terms of repayment were extended from June 30, 2006 to September 30, 2006. In addition, the Company retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that alternate financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

To date, while the Company has overall realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, it will have to continue its reliance upon equity issuances and debt to fund operations.

The Company realized cash inflows from operating activities of $1.3 million for the quarter ended June 30, 2006 compared to $1 million for the quarter ended June 30, 2005. Financing activities provided net cash inflows of $4.3 million for the period. Net additional loan receipts of $4.85 million were drawn on the Royal Bank operating line during the quarter ended June 30, 2006 such that the total balance outstanding on the line was $10.5 million (out of a total facility of $20 million). At June 30, 2006, the Company had additional room on the operating line under its borrowing base calculation to draw an additional $2.5 million.

For the quarter ended June 30, 2006, the Company incurred cash expenditures of $1.4 million on investing activities, of which $0.6 million related to payment of outstanding accounts payable relating to construction in the year ended March 31, 2006. Property, plant and equipment additions incurred in the quarter ended June 30, 2006 amounted to $0.8 million.

The result of these cash flows was an increase in cash for the quarter ended June 30, 2006 of $4.3 million, after incorporating the effect of the foreign exchange rate on cash.

Outlook

The Company’s financial results are highly dependent upon factors including supply and demand in both the steel and metallurgical coal markets, coal prices, production and sales volumes, the U.S./Canadian dollar exchange rate and production costs (including strip ratios).

Sales and Marketing Initiatives

Sales of the Company’s coal products are generally made under long-term contracts for which annual prices are negotiated and settled. Typically, these settlements are made in advance of the commencement of the coal year on April 1. While trial sales to new customers are generally made under short term agreements, successful trials often lead to longer term contract discussions. The market outlook has been and continues to be affected by the steel mills generally overbuying coal during the fiscal year ending March 31, 2006 in anticipation of supply disruptions experienced in prior years. However, there were no significant supply disruptions during that year. Furthermore, some steel mills decreased their production for a period during the year ended March 31, 2006 in response to an apparent development of steel over-supply. As a result of these factors, steel mills, late in the 2005 calendar year, were reporting higher-than-normal coal inventories such that they could no longer accept new deliveries of coal.

In light of these circumstances, reported coal settlements for the 2006 coal year have indicated that the contracted price for low-volatile PCI coal is in the mid to high US$60/tonne range while coking coal settlements have been noted in the range of US$90 - 115 depending upon the individual specifications for the coking coal. The Company’s pricing settlements to date have been consistent with these ranges. In addition, there have been a small number of market settlements announced for Canadian coal during recent months and these continue to fall within the above-noted range. The price differential between coking coal and PCI is much wider than is traditionally the case and the Company expects that this will increase PCI coal demand from steel mills where the blast furnace can accept more such coal in the mix. Accordingly, the Company currently anticipates that the long-term pricing for PCI will be relatively stronger than the current year and that the price gap between our PCI and coking coal products will narrow as a result.  The fundamentals of the steel business remain positive over the longer term with growing demand for the product and new steel making and coke making capacity being developed by a number of large steel companies.

The Company has evaluated these market conditions and revised its production plans accordingly such that it intends to realize sales of approximately 650,000 tonnes of PCI and 350,000 tonnes of coking coal product in the fiscal year ending March 31, 2007. At present, the Company has commitments from customers for approximately 900,000 metric tonnes of PCI and coking coal at an average sales price of approximately US$82 per tonne. This includes carryover tonnage from the fiscal year ended March 31, 2006.

The Company has continued to pursue active prospects for its coking coal product and to date has sent a total of 23 samples to steel mills that are seen as representing high potential future customers. In addition, the Company has continued to receive favourable feedback from potential customers and also positive results from testing performed at CANMET, a highly respected independent coal research and testing laboratory.  One of the important measures of the quality of an individual coking coal is the Coke Strength after Reaction (“CSR”). This is an internationally recognized standardized measure of the strength of coke from a given coal after reaction with hot gas. The CSR for the main Willow Creek coking coal product, as measured by CANMET, is amongst the highest values for any coals produced in Canada based upon publicly available information.  The Company continues to pursue negotiations with steel producers to enter into agreements for trial cargos and contracts for the coking coal for the upcoming fiscal year. Typically in the industry, steel mills will reserve a portion of their total estimated coking coal needs for the year to allow new products to be tested.  For this reason and based on the high quality of the product, management believes that total sales, including carryover, will exceed 1 million tonnes in fiscal 2007 year.  Management is also confident that coking coal trial shipments in the current fiscal year will support higher coking coal sales from Fiscal Year 2008 onwards.

In early June 2006, the Company successfully completed its first commercial coking coal shipment from the Willow Creek mine, loading approximately 50,000 tonnes of coking coal for a European customer.

The Company previously indicated that sales for the quarter ending June 30, 2006 were anticipated to be 180,000 tonnes, reduced from an original forecast of 300,000 tonnes. Actual sales for the period were 196,808 tonnes. The lack of coal availability (and the lower than anticipated production volumes) arose as a result of major equipment failures at the Willow Creek mine such that the Company was not able to meet budgeted production targets. The Company has been discussing this situation with its service provider and plans are being developed to compensate for the low production with additional equipment being brought to the Willow Creek mine. Additionally, there was a partial derailment of one of the trains en route to port which further restricted availability of product causing customers to defer their orders.

Production and Reserves

The Company experienced higher operating costs during the second half of the fiscal year ended March 31, 2006 due to the strip ratio of approximately 8.4:1. Based upon current information, the strip ratio for the current fiscal year ending March 31, 2007 is estimated to be 6:1 (on a raw coal basis) or 7.5:1 on a product basis, which should result in reduced mining costs for the Willow Creek Mine. The strip ratio will fluctuate from period to period within the fiscal year depending on the current status of mining activities. It is further anticipated that strip ratios will continue to decrease over the life of the mine.

The Company’s current contract with its mining contractor expires on August 31, 2006 and both parties are currently in the process of negotiating a contract. In the event that the Company is unable to reach an agreement with the contractor to provide services, its operations would be disrupted, which would have a material adverse effect on its business and production plans.

The Company had previously announced plans to produce approximately 1.2 million tonnes of coal in its 2007 fiscal year in order to meet its anticipated sales targets and also to ensure that a sufficient volume of coal is on hand and available at the ports as the Company enters the new fiscal year beginning April 1, 2007. The Company is currently discussing its mine plans with its mining contractor due to the recent shortfall in waste mining rates. As a result of the mining shortfalls to date in the current fiscal year ending March 31, 2007, the Company now anticipates that production for the year will approximate its target sales total for the year. The Company believes that the current production plans, and the inventory on hand at April 1, 2006, are sufficient to meet the planned shipments to customers for the 2007 fiscal year.

A permit amendment application was filed with British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information requested has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste, and drainage and water monitoring. Several items requested by the regulators necessitate the passing of a certain amount of time so that the results can be analyzed fully. The Company filed all required information with the regulators during March 2006.

As disclosed in Note 1 to the unaudited consolidated financial statements for the three months ended June 30, 2006, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital through sales of its common stock and the Company’s ability to sustain profitable operations.

Risk Factors

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below as set out in the Company’s MD&A for the quarter ended June 30, 2006, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and as described in our MD&A and other Canadian and U.S. filings are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under  the Company’s existing debt arrangements and its debt service requirements and the other  risk factors  discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated June 21, 2006.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

Contacts:

Robert (Bob) Bell

Martin Rip

President and Chief Executive Officer

Vice President, Finance, CFO and Secretary

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com